EXHIBIT 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2000	1999

Income from continuing operations before income taxes	$666	$837

Fixed charges included in income:
Interest expense	53	61
Interest portion of rental expense	22	32

Total fixed charges included in income	75	93
Minority interest	23	--

Income available for fixed charges	$764	$930

RATIO OF EARNINGS TO FIXED CHARGES	10.2	10.0